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                                              File No. 70-9417



                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                  POST-EFFECTIVE AMENDMENT NO. 1

                                TO

                             FORM U-1



                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                   NEW ENGLAND ELECTRIC SYSTEM

            (Name of company filing this statement)



                        25 Research Drive
                 Westborough, Massachusetts 01582

            (Address of principal executive offices)




                   NEW ENGLAND ELECTRIC SYSTEM

   (Name of top registered holding company parent of applicant)




John G. Cochrane                   Kirk L. Ramsauer
Treasurer                          Associate General Counsel
25 Research Drive                  25 Research Drive
Westborough, MA 01582              Westborough, MA 01582

           (Names and addresses of agents for service)

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     Form U-1 Application/Declaration dated November 4, 1998 (Commission's
File No. 70-9417), as amended, was declared effective by Order of the Commission dated January 27, 1999 (HCAR No. 26969). The
Application/Declaration is hereby further amended as follows:

     The Commission's Order provided in part: "NEES proposes to form one or more new special purpose subsidiaries ("Property Companies") to acquire interests in office and warehouse space ("Real Estate Interests") that would be leased to associate companies....  NEES currently contemplates indirectly acquiring two facilities ("Facilities"), currently leased under long-term lease agreements ("Agreements") to two NEES subsidiaries, from John Hancock
Life Insurance Company ("Owner")....  After its acquisition from the Owner, each Facility will be leased back to MEC or the Service Company, as the case may be, for the remainder of the term provided for in the Agreement for that Facility and under the same terms and conditions."

     In accordance with the Commission's order, NEES organized Metrowest Realty, L.L.C. (Metrowest Realty) as its first Property Company and capitalized it with a $1 million capital contribution and open account advances of $10 million.

     In accordance with the Commission's Order, Metrowest Realty acquired each of the listed facilities which continue to be occupied by MEC and the Service Company, respectively, in accordance with their pre-existing leases and under the same terms and conditions.

     Given the proposed merger of NEES with The National Grid Group plc (see File No. 70-9441), the proposed merger with Eastern Utilities Associates, and the restructuring and reconfiguration of the electric utility industry arising from opening up markets to competition, the utilization of assets held by the Property Company (including Metrowest Realty) may change from time to time in the future. In addition, these changes in the industry and the organization of the holding company system may provide additional needs for real estate investments or require the sale of existing real estate which will directly or indirectly benefit the utility operations of the system.

     Therefore, NEES and Metrowest Realty are seeking a supplemental order permitting:

     (a) additional flexibility to Metrowest Realty or one or more additional Property Companies in future transactions with nonaffiliates as they may become necessary or advantageous; and

     (b)  other NEES subsidiaries to engage in property transactions.

     In particular, NEES and the Property Company request that Metrowest Realty or such additional Property Companies have authority to acquire or lease any interest in real estate for use by associate utility and nonutility companies, and that any unused or unneeded property (including if applicable the service building and the headquarters complex) may be sold, leased, or otherwise disposed of, in whole or in part, to other associate companies or to nonassociate companies at market rates or held and managed by the Property Company for future sale or use.

     The Property Companies may also negotiate the terms and conditions for real estate transactions as agent for any associate company in its dealings with associate or nonassociate companies.

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     The disposition to nonaffiliated third parties of office space exceeding the needs of utilities has been found to meet standards of the Public Utility Holding Company Act of 1935 in the past. See Central Power and Light Company (HCAR No. 26408), Supplemental Order of the Commission dated November 13, 1995; Southwestern Electric Power Company, et al (HCAR No. 26705), Order of the Commission dated April 15, 1997. Other property related activities have also been approved. See American Gas and Electric Company (HCAR No. 35-6333), Opinion of the Commission dated December 28, 1945; in which it was noted that a real estate company would provide flexibility in the purchase and disposition of real estate and would avoid the complications under the provisions of mortgages of the operating companies.

     NEES requests authority to capitalize the Property Companies in an amount not exceeding $50 million.

Item 5.  Procedure
------------------

     It is requested that the Commission take action with respect to this Post-Effective Amendment No. 1 without a hearing being held and that this statement become effective and be granted on or before July 5, 1999, or as soon thereafter as possible.

     The Companies (1) do not request a recommended decision by a hearing officer, (2) do not request a recommended decision by any other responsible officer of the Commission, (3) hereby specify that the Division of Corporate Regulation may assist in the preparation of the Commission's decision, and (4) hereby request that there be no 30-day waiting period between the date of issuance of the Commission's order and the date on which it is to become effective.


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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Post-Effective Amendment No. 1 to Form U-1 Application/Declaration (Commission's File No. 70-9417) to be signed on its behalf, as indicated by the undersigned officer thereunto duly authorized.


                         NEW ENGLAND ELECTRIC SYSTEM


                            s/ John G. Cochrane
                         By
                           John G. Cochrane
                           Treasurer

Date:  June 3, 1999



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.